EXHIBIT 99.5 Media release

Rio Tinto engages with investor and civil society organisations on enhanced advocacy approach
05 April 2023
MELBOURNE, Australia--(BUSINESS WIRE)-- In the lead up to its Annual General Meetings, Rio Tinto is engaging with investor and civil society organisations on an enhanced approach to advocacy to support the decarbonisation of its operations, in line with the goals of the Paris Agreement.
The discussions have highlighted the need for greater transparency and conversation on the critical role of government policy signals in decarbonisation by creating the right framework for change in hard to abate industrial value chains, coupled with real business action and societal shifts.
Rio Tinto put the low carbon transition at the heart of its business strategy in 2021, setting a clear pathway to provide the materials the world needs for the energy transition and ambitious targets to decarbonise its business.
Rio Tinto’s enhanced climate advocacy approach will include publishing briefing papers on specific assets and emission sources this year, detailing how the right policy-settings can support its Scope 1 and 2 emissions targets, which are aligned with the goal of limiting global warming to 1.5°C, as well as decarbonising the wider value chain. Rio Tinto will engage with the Australasian Centre for Corporate Responsibility during the development of these briefing papers, particularly on the detail included on the identified policy-settings.
Notes to editors
Summary of Rio Tinto’s positions on climate change policy:
•We agree with the mainstream climate science published by the Intergovernmental Panel on Climate Change. We support the Glasgow Climate Pact, in which governments resolved to pursue efforts to limit the global temperature increase to 1.5°C that “requires rapid, deep and sustained reductions in global greenhouse gas emissions, including reducing global carbon dioxide emissions by 45% by 2030 relative to the 2010 level and to net zero around mid-century, as well as deep reductions in other greenhouse gases”. Consequently, we do not advocate for policies that undermine the Paris Agreement or discount Nationally Determined Contributions (NDCs).
•Business has a vital role in addressing and managing the risks and uncertainties of climate change and driving emissions to net zero. A range of policy measures is necessary to support the early movers in our sector that innovate and deploy low-carbon technology. Our policy principles provide a common architecture for the positions we take in different jurisdictions – policy should be effective, fair, pragmatic, market-based and support free trade.
•A market-based price on carbon is the most effective way to incentivise the private sector to make low-carbon investments and drive down emissions. Based on our current assumptions, carbon prices below $100 /tCO2e may be enough for us to decarbonise power and support our investment in renewable generation and firming infrastructure. Higher carbon prices and other forms of support are necessary to address harder-to-abate parts of our carbon footprint, such as process heat and carbon anodes, and remain commercially competitive in a global market.
•Minerals and metals are globally traded, so effective climate policy should incentivise the private sector to invest in low-carbon technology without undermining the competitiveness of trade-exposed industries and shifting production, jobs and supply chains to countries with lower emissions standards (carbon leakage). If there is significant regional variation in carbon prices, carbon border adjustment mechanisms (CBAM), or alternative policies, are necessary to limit leakage, provided they can be executed pragmatically and effectively.
•Carbon pricing, on its own, might not be sufficient to transform the metals sector. Other policy tools are necessary to tackle emissions and simultaneously achieve objectives related to industrial policy. These can include:
– grant funding, tax incentives and investment incentives to support R&D, innovation and first-of-a-kind projects
– product standards and procurement obligations (such as minimum and rising requirements for low or zero carbon metal) that drive deployment of pre-commercial technology.

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Matt Chambers
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Jesse Riseborough
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Investor Relations, Australia
Tom Gallop
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Amar Jambaa
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